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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)

                      MEZZANINE INVESTMENT CORPORATION
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to purchase common stock
                       (Title of Class of Securities)


                                593175 10 2
                               (CUSIP Number)


                              Mark John Rogers
                              14 Erebus Court
                   Alexander Heights, WA 6064, Australia
                              (61-8) 9247-5252
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 14, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]




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CUSIP No.  593175 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Fleming Securities Corp. LTD.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) __________
     (b) __________

3.   SEC Use Only

4.   Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power        193,883
     8.   Shared Voting Power      -0-
     9.   Sole Dispositive Power   193,883
     10.  Shared Dispositive Power -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     193,883

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     1.66%

14.  Type of Reporting Person (See Instructions)

     CO







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Item 1.  Security and Issuer

     Common stock, par value $.001
     Mezzanine Investment Corporation, a Nevada corporation
     4080 Paradise Road
     Suite 15-168
     Las Vegas, NV  89706

Item 2.    Identity and Background

     (a)  Fleming Securities Corp. Ltd.
     (b)  32 Hollywood Road, Suites 1601-1602
          Central, Hong Kong
     (c)  Investment Banking
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  Hong Kong

Item 3.  Source and Amount of Funds or Other Consideration

     The funds used for the purchase of 2,883 shares previously reported in the original Schedule 13D filed by the Reporting Person was derived from working capital of the Reporting Person. On November 8, 2002, the Reporting Person acquired 8000 additional shares for $80 derived from
working capital.    Also, on July 27, 2005, the Reporting Person acquired
175,000 additional shares for $1,750 derived from working capital.

Item 4.    Purpose of Transaction

     The purposes underlying the acquisition of securities of the Issuer by the Reporting Person was set forth in the original Schedule 13D filed by the Reporting Person. The purpose of the filing of this amendment is to report that, commencing on November 14, 2005, the Reporting Person no longer beneficially owns more than 5% of the outstanding common stock of the Issuer. The additional 150,000 shares were acquired for long-term growth.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Persons beneficially owns a total of 193,883 shares representing 1.7%.
     (b) The Reporting Person has sole voting and dispositive power over 193,883 shares.
     (c)  Not Applicable
     (d)  Not Applicable
     (e) On November 14, 2005, the Reporting person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7.   Material to Be Filed as Exhibits

     None




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                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2005

Fleming Securities Corp. Ltd.


By  /s/ Mark John Rogers
    ----------------------------------------
      Authorized Signatory

         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


















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